August 31, 2010

By U.S. Mail and Facsimile to: (309)736-3149

Todd A Gipple
Chief Financial Officer
QCR Holdings, Inc.
3551 7th Street
Moline, IL 61265

> **Re: QCR Holdings, Inc.**
> **Form 10-K for the period ended December, 31, 2009**
> **Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010**
> **File No. 0-22208**

Dear Mr. Gipple:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Lending/Leasing, page 5

1. Please revise this section in future filings to provide an expanded discussion of the underwriting policies and procedures you use to originate loans for each significant lending product in each lending category, including loan to value ratios, FICO scores, debt service coverages and any other material metrics considered in the process.. Disclose whether or not you underwrite variable rate loans at fully indexed amounts and how you consider inherent risks in variable rate loans in the underwriting process.

2. Considering the significant concentration of commercial real estate loans that are in your portfolio, please revise future filings to include a tabular presentation of the industries that make up this category of loans and the amounts of outstanding loans in each industry. Alternatively, tell us why you not think this information would potentially be of use to investors or others.

Results of Operations, page 26

3. Please revise your Overview section in future filings to separately discuss Net income, Net income attributable to QCR Holdings, Inc. and Net income (loss) available to common shareholders as well as the related changes between periods for each. The first sentence of your Overview section is confusing as it is unclear whether the accretion of preferred stock dividends of $3.8 million is related to the income of $1.8 million or the $0.46 per share loss. Revise this section to more clearly reconcile between Net income, Net income attributable to QCR Holdings, Inc. and Net income (loss) available to common shareholders.

Financial Statements

Note 4. Investments Securities, page 61

4. We note significant unrealized losses related to your trust preferred securities at December 31, 2009. Please revise future filings to identify the issuers of the trusted preferred securities and the other securities that have unrealized losses greater than 12 months. For each issuer, specifically identify the information you reviewed in determining that the losses were not other than temporary. To the extent these securities are pooled trust securities, please address the following comments.

(a) Please provide us with a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2009. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

(b) We note your disclosure regarding your other-than-temporary impairment policies related to your trust preferred securities. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

- Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.

- Deferrals and defaults:
  i. Please tell us in detail how you develop your estimate of future deferrals and defaults.

    ii.   Tell us how you consider the specific credit characteristics of the collateral underlying <u>each</u> individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned. If not, please clearly explain why not. We may have further comment.

    iii.   Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

    iv.   Tell us and disclose in future filings your recovery rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

- Prepayment rate:
  i.   Based on the terms of your security, explain to us how prepayments can occur (e.g. Call dates, auction dates, etc).
  ii.   Tell us and disclose in future filings your prepayment assumption and how you determine it.
  iii.   If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
  iv.   Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
  v.   If you used 0% as your assumption at December 31, 2009, please explain to us why you believe this is reasonable.
  vi.   If you used 0% as your assumption at December 31, 2009, please provide us a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a 1% prepayment assumption.

(c) Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

(d) Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Note 5. Loan/Leases Receivable, page 64

5. Please revise future filings to include the disclosure requirements of ASC 840-30-50-4 for your leasing portfolio. We note that these are significant activities of your subsidiary.

6. Please revise future filings to provide an expanded discussion of how you indentify declines in residual values on your leased assets.

7. Please revise future filings to clarify the specific industry(ies) that experienced a decline in residual values for the six months ended June 30, 2010, including how you determined the amount of the decline in residual value and why you believe is was due to unique market conditions.

8. Please revise future filings to clarify your policy for accounting for leases that have experienced a decline in residual values. Refer to ASC 840-30-35-25.

9. Please revise the industry concentration disclosure of your lease portfolio in future filings to identify specific industries instead of types of leases.

Note 18. Commitments and Contingencies, page 82

10. Please revise future filings to disclose the nature of the contingency related to the commercial lending relationship that existed in 2009, including how it was resolved.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the

Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551-3851 or me at (202)551-3494 if you have any questions about our comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief